Filed Pursuant to Rule 424(b)(3)

Registration No. 333-254836

PROSPECTUS SUPPLEMENT NO. 3

To Prospectus dated April 28, 2022

BUTTERFLY NETWORK, INC.

Up to 110,352,371 Shares of Class A Common Stock

Up to 26,426,937 Shares of Class B Common Stock

Up to 6,853,333 Warrants

This prospectus supplement no. 3 supplements the prospectus dated April 28, 2022, as supplemented from time to time (the “Prospectus”), relating to the issuance by us of up to an aggregate of 20,652,790 shares of our Class A common stock, par value $0.0001 per share (“Class A common stock”), which consists of (i) up to 6,853,333 shares of Class A common stock that are issuable upon the exercise of private placement warrants (the “Private Placement Warrants”) originally issued in a private placement in connection with the initial public offering of our predecessor company, Longview Acquisition Corp., a Delaware corporation (“Longview”), at an exercise price of $11.50 per share of Class A common stock, and (ii) up to 13,799,457 shares of Class A common stock that are issuable upon the exercise of 13,799,457 warrants issued in connection with the initial public offering of Longview (the “Public Warrants,” and together with the Private Placement Warrants, the “Warrants”).

The Prospectus and prospectus supplements also relate to the resale from time to time by the Selling Securityholders named in the Prospectus (the “Selling Securityholders”) of up to (i) 6,853,333 Private Placement Warrants, (ii) 6,853,333 shares of Class A common stock that may be issued upon exercise of the Private Placement Warrants, (iii) 89,699,581 shares of Class A common stock held by Longview’s sponsor, Longview Investors LLC (the “Sponsor”) and certain of its transferees (the “Founder Shares”), shares of Class A common stock issued in the PIPE Financing (as defined in the Prospectus), and shares of Class A common stock issued to our directors, officers and affiliates and the directors, officers and affiliates of Legacy Butterfly (as defined in the Prospectus) pursuant to the Business Combination Agreement (as defined in the Prospectus), including shares of Class A common stock that may be issued upon the exercise of stock options (the “Options”) and the vesting of restricted stock units or upon the conversion of Class B common stock, par value $0.0001 per share (“Class B common stock”), and (iv) 26,426,937 shares of Class B common stock issued pursuant to the Business Combination Agreement.

The Prospectus provides you with a general description of such securities and the general manner in which we and the Selling Securityholders may offer or sell the securities. More specific terms of any securities that we and the Selling Securityholders may offer or sell may be provided in a prospectus supplement that describes, among other things, the specific amounts and prices of the securities being offered and the terms of the offering. The prospectus supplement may also add, update or change information contained in the Prospectus.

We will not receive any proceeds from the sale of shares of Class A common stock, shares of Class B common stock or Private Placement Warrants by the Selling Securityholders or of shares of Class A common stock by us pursuant to the Prospectus, except with respect to amounts received by us upon exercise of the Warrants or the Options. However, we will pay the expenses, other than any underwriting discounts and commissions, associated with the sale of securities pursuant to the Prospectus.

We registered the securities for resale pursuant to the Selling Securityholders’ registration rights under certain agreements between us and the Selling Securityholders. Our registration of the securities covered by the Prospectus does not mean that either we or the Selling Securityholders will issue, offer or sell, as applicable, any of the securities. The Selling Securityholders may offer and sell the securities covered by the Prospectus in a number of different ways and at varying prices. We provide more information about how the Selling Securityholders may sell the shares or Warrants in the section entitled “Plan of Distribution” in the Prospectus.

This prospectus supplement incorporates into the Prospectus the information contained in our attached quarterly report on Form 10-Q, which was filed with the Securities and Exchange Commission on August 3, 2022.

You should read this prospectus supplement in conjunction with the Prospectus, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in the prospectus supplement supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

Our Class A common stock and Public Warrants are listed on the NYSE under the symbols “BFLY” and “BFLY WS,” respectively. On August 2, 2022, the closing price of our Class A common stock was $4.86 and the closing price for our Public Warrants was $0.83.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 12 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement of the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 3, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2022

or

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 001-39292

Butterfly Network, Inc.

(Exact name of registrant as specified in its charter)

Delaware	84-4618156
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

530 Old Whitfield Street Guilford, Connecticut	06437
(Address of principal executive offices)	(Zip Code)

(203) 689-5650

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	BFLY	The New York Stock Exchange
Warrants to purchase one share of Class A common stock, each at an exercise price of $11.50 per share	BFLY WS	The New York Stock Exchange

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒	Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

As of July 29, 2022, the registrant had 173,115,829 shares of Class A common stock outstanding and 26,426,937 shares of Class B common stock outstanding.

In this Quarterly Report on Form 10-Q, the terms “we,” “us,” “our,” the “Company” and “Butterfly” mean Butterfly Network, Inc. (formerly Longview Acquisition Corp.) and our subsidiaries. On February 12, 2021 (the “Closing Date”), Longview Acquisition Corp., a Delaware corporation (“Longview” and after the Business Combination described herein, the “Company”), consummated a business combination (the “Business Combination”) pursuant to the terms of the Business Combination Agreement, dated as of November 19, 2020 (the “Business Combination Agreement”), by and among Longview, Clay Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Butterfly Network, Inc., a Delaware corporation (“Legacy Butterfly”). Immediately upon the consummation of the Business Combination and the other transactions contemplated by the Business Combination Agreement (collectively, the “Transactions”, and such completion, the “Closing”), Merger Sub merged with and into Legacy Butterfly, with Legacy Butterfly surviving the Business Combination as a wholly-owned subsidiary of Longview (the “Merger”). In connection with the Transactions, Longview changed its name to “Butterfly Network, Inc.” and Legacy Butterfly changed its name to “BFLY Operations, Inc.”

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Quarterly Report on Form 10-Q includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that relate to future events or our future financial performance regarding, among other things, the plans, strategies and prospects, both business and financial, of the Company. These statements are based on the beliefs and assumptions of the Company’s management team. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. Forward-looking statements contained in this Quarterly Report on Form 10-Q include, but are not limited to, statements about:

●	the commercialization of our products and services;
●	the success, cost and timing of our product development activities;
●	the potential attributes and benefits of our products and services;
●	our ability to obtain and maintain regulatory approval for our products, and any related restrictions and limitations of any authorized product;
●	our ability to identify, in-license or acquire additional technology;
●	our ability to maintain our existing license, manufacturing and supply agreements;
●	our ability to compete with other companies currently marketing or engaged in the development of ultrasound imaging devices, many of which have greater financial and marketing resources than us;
●	the size and growth potential of the markets for our products and services, and the ability of each to serve those markets, either alone or in partnership with others;
●	our estimates regarding expenses, revenue, capital requirements and needs for additional financing;
●	our ability to raise financing in the future;
●	our financial performance; and
●	the potential impacts of the COVID-19 pandemic on our business, financial condition and results of operations.

These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions or phrases, or the negative of those expressions or phrases. The forward-looking statements are based on projections prepared by, and are the responsibility of, the Company’s management. Although the Company believes that its plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, the Company cannot assure you that it will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions relating to, among other things:

●	our rapid growth may not be sustainable and depends on our ability to attract and retain customers;
●	our business could be harmed if we fail to manage our growth effectively;
●	our projections are subject to risks, assumptions, estimates and uncertainties;
●	our business is subject to a variety of U.S. and foreign laws, which are subject to change and could adversely affect our business;
●	the pricing of our products and services and reimbursement for medical procedures conducted using our products and services;
●	changes in applicable laws or regulations;
●	failure to protect or enforce our intellectual property rights could harm our business, results of operations and financial condition;
●	the ability to maintain the listing of our Class A common stock on the New York Stock Exchange;
●	economic downturns and political and market conditions beyond our control could adversely affect our business, financial condition and results of operations; and
●	the impact of the COVID-19 pandemic on our business, financial condition and results of operations.

These and other risks and uncertainties are described in greater detail under the caption “Risk Factors” in Item 1A of Part I of our Annual Report on Form 10-K for the fiscal year ended December 31, 2021, as amended, in Item 1A of Part II of this quarterly report, and in other filings that we make with the Securities and Exchange Commission, or SEC. The risks described under the heading “Risk Factors” are not exhaustive.  New risk factors emerge from time to time, and it is not possible to predict all such risk factors, nor can the Company assess the impact of all such risk factors on its business or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements, which speak only as of the date hereof. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the foregoing cautionary statements. The Company undertakes no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

PART I — FINANCIAL INFORMATION

Item 1. Financial Statements

BUTTERFLY NETWORK, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

(Unaudited)

	June 30,	December 31,
	2022	2021
Assets
Current assets:
Cash and cash equivalents	$310,802	$422,841
Accounts receivable, net	12,691	11,936
Inventories	65,587	36,243
Current portion of vendor advances	16,784	27,500
Prepaid expenses and other current assets	19,647	13,384
Total current assets	$425,511	$511,904
Property and equipment, net	28,577	14,703
Non-current portion of vendor advances	12,168	12,782
Operating lease assets	22,981	24,083
Other non-current assets	7,400	8,493
Total assets	$496,637	$571,965
Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$3,518	$5,798
Deferred revenue, current	15,572	13,071
Accrued purchase commitments, current	18,119	5,329
Accrued expenses and other current liabilities	24,998	25,631
Total current liabilities	$62,207	$49,829
Deferred revenue, non-current	6,954	5,476
Warrant liabilities	8,261	26,229
Accrued purchase commitments, non-current	1,410	14,200
Operating lease liabilities	30,422	27,690
Other non-current liabilities	694	850
Total liabilities	$109,948	$124,274
Commitments and contingencies (Note 14)
Stockholders’ equity:
Class A common stock $.0001 par value; 600,000,000 shares authorized at June 30, 2022 and December 31, 2021; 172,816,532 and 171,613,049 shares issued and outstanding at June 30, 2022 and December 31, 2021, respectively	17	17
Class B common stock $.0001 par value; 27,000,000 shares authorized at June 30, 2022 and December 31, 2021; 26,426,937 shares issued and outstanding at June 30, 2022 and December 31, 2021	3	3
Additional paid-in capital	894,162	874,886
Accumulated deficit	(507,493)	(427,215)
Total stockholders’ equity	$386,689	$447,691
Total liabilities and stockholders’ equity	$496,637	$571,965

The accompanying notes are an integral part of these condensed consolidated financial statements.

BUTTERFLY NETWORK, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except share and per share amounts)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Revenue:
Product	$13,429	$13,012	$24,443	$22,608
Subscription	5,786	3,501	10,346	6,350
Total revenue	$19,215	$16,513	$34,789	$28,958
Cost of revenue:
Product	6,799	7,858	12,947	13,506
Subscription	1,844	435	2,927	814
Total cost of revenue	$8,643	$8,293	$15,874	$14,320
Gross profit	$10,572	$8,220	$18,915	$14,638
Operating expenses:
Research and development	$23,220	$17,088	46,843	32,804
Sales and marketing	16,438	10,540	31,640	20,347
General and administrative	19,369	17,279	38,419	51,920
Total operating expenses	59,027	44,907	116,902	105,071
Loss from operations	$(48,455)	$(36,687)	$(97,987)	$(90,433)
Interest income	$260	$607	270	846
Interest expense	—	(7)	—	(645)
Change in fair value of warrant liabilities	12,805	33,458	17,968	87,570
Other income (expense), net	(388)	(262)	(488)	(895)
Loss before provision for income taxes	$(35,778)	$(2,891)	$(80,237)	$(3,557)
Provision for income taxes	23	51	41	75
Net loss and comprehensive loss	$(35,801)	$(2,942)	$(80,278)	$(3,632)
Net loss per common share attributable to Class A and B common stockholders, basic and diluted	$(0.18)	$(0.02)	$(0.40)	$(0.02)
Weighted-average shares used to compute net loss per share attributable to Class A and B common stockholders, basic and diluted	199,399,356	192,180,141	199,200,909	149,286,700

The accompanying notes are an integral part of these condensed consolidated financial statements.

BUTTERFLY NETWORK, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)

(In thousands, except share amounts)

(Unaudited)

Three months ended June 30, 2021

	Convertible		Class A		Class B
	Preferred		Common		Common		Additional		Total
	Stock		Stock		Stock		Paid-In	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Equity (Deficit)
March 31, 2021	—	$—	164,862,470	$16	26,426,937	$3	$831,640	$(395,496)	$436,163
Net loss	—	—	—	—	—	—	—	(2,942)	(2,942)
Common stock issued upon exercise of stock options and warrants	—	—	2,147,422	1	—	—	5,375	—	5,376
Common stock issued upon vesting of restricted stock units	—	—	467,234	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	7,755	—	7,755
June 30, 2021	—	$—	167,477,126	$17	26,426,937	$3	$844,770	$(398,438)	$446,352

Six months ended June 30, 2021

	Convertible		Class A		Class B
	Preferred		Common		Common		Additional		Total
	Stock		Stock		Stock		Paid-In	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Equity (Deficit)
December 31, 2020	107,197,118	$360,937	6,593,291	$1	—	$—	$32,874	$(394,806)	$(361,931)
Net loss	—	—	—	—	—	—	—	(3,632)	(3,632)
Common stock issued upon exercise of stock options and warrants	—	—	5,302,472	1	—	—	11,688	—	11,689
Common stock issued upon vesting of restricted stock units	—	—	467,234	—	—	—	—	—	—
Conversion of convertible preferred stock	(107,197,118)	(360,937)	80,770,178	8	26,426,937	3	360,926	—	360,937
Conversion of convertible debt	—	—	5,115,140	1	—	—	49,916	—	49,917
Net equity infusion from the Business Combination	—	—	69,228,811	6	—	—	361,281	—	361,287
Stock-based compensation expense	—	—	—	—	—	—	28,085	—	28,085
June 30, 2021	—	$—	167,477,126	$17	26,426,937	$3	$844,770	$(398,438)	$446,352

Three months ended June 30, 2022

	Class A		Class B
	Common		Common		Additional		Total
	Stock		Stock		Paid-In	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
March 31, 2022	172,523,557	$17	26,426,937	$3	$884,336	$(471,692)	$412,664
Net loss	—	—	—	—	—	(35,801)	(35,801)
Common stock issued upon exercise of stock options and warrants	79,651	—	—	—	159	—	159
Common stock issued upon vesting of restricted stock units, net	213,324	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	9,667	—	9,667
June 30, 2022	172,816,532	$17	26,426,937	$3	$894,162	$(507,493)	$386,689

Six months ended June 30, 2022

	Class A		Class B
	Common		Common		Additional		Total
	Stock		Stock		Paid-In	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity (Deficit)
December 31, 2021	171,613,049	$17	26,426,937	$3	$874,886	$(427,215)	$447,691
Net loss	—	—	—	—	—	(80,278)	(80,278)
Common stock issued upon exercise of stock options and warrants	343,667	—	—	—	810	—	810
Common stock issued upon vesting of restricted stock units, net	859,816	—	—	—	(106)	—	(106)
Stock-based compensation expense	—	—	—	—	18,572	—	18,572
June 30, 2022	172,816,532	$17	26,426,937	$3	$894,162	$(507,493)	$386,689

The accompanying notes are an integral part of these condensed consolidated financial statements.

BUTTERFLY NETWORK, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Six months ended June 30,
	2022	2021
Cash flows from operating activities:
Net loss	$(80,278)	$(3,632)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,190	915
Non-cash interest expense on convertible debt	—	389
Stock-based compensation expense	18,015	28,035
Change in fair value of warrant liabilities	(17,968)	(87,570)
Other	137	498
Changes in operating assets and liabilities:
Accounts receivable	(909)	(1,979)
Inventories	(29,344)	(21,113)
Prepaid expenses and other assets	(3,493)	(6,352)
Vendor advances	11,330	(3,519)
Accounts payable	(2,437)	(11,088)
Deferred revenue	3,979	4,501
Change in operating lease assets and liabilities	1,118	(722)
Accrued expenses and other liabilities	(569)	1,708
Net cash used in operating activities	$(98,229)	$(99,929)

Cash flows from investing activities:
Purchases of marketable securities	—	(692,514)
Sales of marketable securities	—	202,000
Purchases of property and equipment, including capitalized software	(11,578)	(1,829)
Net cash used in investing activities	$(11,578)	$(492,343)

Cash flows from financing activities:
Proceeds from exercise of stock options and warrants	810	11,686
Net proceeds from equity infusion from the Business Combination	—	548,403
Payment of loan payable	—	(4,366)
Other financing activities	(101)	(52)
Net cash provided by financing activities	$709	$555,671
Net (decrease) increase in cash, cash equivalents and restricted cash	$(109,098)	$(36,601)
Cash, cash equivalents and restricted cash, beginning of period	426,841	60,206
Cash, cash equivalents and restricted cash, end of period	$317,743	$23,605

The accompanying notes are an integral part of these condensed consolidated financial statements.

BUTTERFLY NETWORK, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Organization and Description of Business

Butterfly Network, Inc., formerly known as Longview Acquisition Corp. (the “Company” or “Butterfly”), was incorporated in Delaware on February 4, 2020. The Company’s legal name became Butterfly Network, Inc. following the closing of the business combination discussed in Note 3 “Business Combination”. The prior period financial information represents the financial results and condition of BFLY Operations, Inc. (formerly Butterfly Network, Inc.).

The Company is an innovative digital health business transforming care with hand-held, whole-body ultrasound. Powered by its proprietary Ultrasound-on-Chip™ technology, the solution enables the acquisition of imaging information from an affordable, powerful device that fits in a healthcare professional’s pocket with a combination of cloud-connected software and hardware technology.

The Company operates wholly-owned subsidiaries in Australia, Germany, Netherlands, the United Kingdom and Taiwan.

Although the Company has incurred recurring losses in each year since inception, the Company expects its cash and cash equivalents will be sufficient to fund operations for at least the next twelve months.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying condensed consolidated financial statements include the accounts of Butterfly Network, Inc. and its wholly-owned subsidiaries and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the accounting disclosure rules and regulations of the Securities and Exchange Commission (the “SEC”) regarding interim financial reporting. Certain information and note disclosures normally included in the financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Therefore, these condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes included in the Company’s audited consolidated financial statements as of and for the years ended December 31, 2021 and 2020. All intercompany balances and transactions are eliminated upon consolidation.

The condensed consolidated balance sheet as of December 31, 2021, included herein, was derived from the audited consolidated financial statements as of that date, but does not include all disclosures, including certain notes required by U.S. GAAP, required on an annual reporting basis.

In the opinion of management, the accompanying condensed consolidated financial statements reflect all normal recurring adjustments necessary to present fairly the financial position, results of operations, and cash flows for the interim periods. The results for the three and six months ended June 30, 2022 are not necessarily indicative of the results to be expected for any subsequent quarter, the year ending December 31, 2022, or any other period.

Except as described elsewhere in the notes, there have been no material changes to the Company’s significant accounting policies as described in the audited consolidated financial statements as of December 31, 2021 and 2020.

COVID-19 Outbreak

The COVID-19 pandemic that began in 2020 has created significant global economic uncertainty and has impacted the Company’s operating results, financial condition and cash flows. The full extent to which the COVID-19 pandemic will directly or indirectly impact the Company’s business, results of operations and financial condition will depend on future developments that are highly uncertain, including those that result from new information that may emerge concerning COVID-19, the economic impacts of the COVID-19 pandemic and the actions taken to contain the COVID-19 pandemic or address its impacts.

The Company has not incurred any significant impairment losses in the carrying values of its assets as a result of the COVID-19 pandemic and is not aware of any specific related event or circumstance that would require the Company to revise the estimates reflected in its financial statements.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents, and accounts receivable. At June 30, 2022, substantially all of the Company’s cash and cash equivalents were invested in money market accounts at one financial institution. The Company also maintains balances in various operating accounts above federally insured limits. The Company has not experienced any significant losses on such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

One customer accounted for 14% and 15% of the Company’s accounts receivable as of June 30, 2022 and December 31, 2021, respectively. For the three and six months ended June 30, 2022 and 2021, no customer accounts for more than 10% of the total revenues.

Segment Information

The Company’s Chief Operating Decision Maker, its Chief Executive Officer (“CEO”), reviews the financial information presented on a consolidated basis for purposes of allocating resources and evaluating its financial performance. Accordingly, the Company has determined that it operates in a single reportable segment. Substantially all of the Company’s long-lived assets are located in the United States. Since the Company operates in one operating segment, all required financial segment information can be found in the condensed consolidated financial statements.

Use of Estimates

The Company makes estimates and assumptions about future events that affect the amounts reported in its condensed consolidated financial statements and accompanying notes. Future events and their effects cannot be determined with certainty. On an ongoing basis, management evaluates these estimates, judgments and assumptions.

The Company bases its estimates on historical and anticipated results and trends and on various other assumptions that the Company believes are reasonable under the circumstances, including assumptions as to future events. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates, and any such differences may be material to the Company’s condensed consolidated financial statements. There have been no material changes to the Company’s use of estimates as described in the audited consolidated financial statements as of December 31, 2021.

Note 3. Business Combination

On February 12, 2021 (the “Closing” or the “Closing Date”), the Company consummated the business combination (the “Business Combination”) with Butterfly Network, Inc. (“Legacy Butterfly”). In connection with the Business Combination and the transactions related to the Business Combination (the “Transactions”), Legacy Butterfly merged with and into a wholly owned subsidiary of the Company, with Legacy Butterfly surviving the Business Combination as a wholly owned subsidiary of the Company (the “Merger”). The Merger was accounted for as a reverse recapitalization in accordance with U.S. GAAP primarily due to the fact that Legacy Butterfly stockholders continue to control the Company following the Closing of the Business Combination.

The most significant change in the post-combination Company’s reported financial position and results was an increase in cash of $589.5 million. The Company as the accounting acquirer incurred $11.4 million in transaction costs relating to the Business Combination, which has been offset against the gross proceeds recorded in additional paid-in capital in the condensed consolidated statements of changes in convertible preferred stock and stockholders’ equity (deficit). The Company on the date of Closing used proceeds of the Transactions to pay off $30.9 million, representing all significant liabilities of the acquiree excluding the warrant liability.  As of the date of the Closing, the Company recorded net liabilities of $186.5 million with a corresponding offset to additional paid-in capital. The net liabilities included warrant liabilities of $187.3 million and other insignificant assets and liabilities.

Note 4. Revenue Recognition

Disaggregation of Revenue

The Company disaggregates revenue from contracts with customers by product type and by geographical market. The Company believes that these categories aggregate the payor types by nature, amount, timing and uncertainty of their revenue streams. The following table summarizes the Company’s disaggregated revenues (in thousands) for the three and six months ended June 30, 2022 and 2021:

	Pattern of	Three months ended June 30,		Six months ended June 30,
	Recognition	2022	2021	2022	2021
By Product Type:
Devices and accessories	Point-in-time	$13,429	$13,012	$24,443	$22,608
Subscription services and other services	Over time	5,786	3,501	10,346	6,350
Total revenue		$19,215	$16,513	$34,789	$28,958
By Geographical Market:
United States		$12,995	$11,146	$24,299	$20,042
International		6,220	5,367	10,490	8,916
Total revenue		$19,215	$16,513	$34,789	$28,958

Contract Balances

Contract balances represent amounts presented in the condensed consolidated balance sheets when either the Company has transferred goods or services to the customer, or the customer has paid consideration to the Company under the contract. These contract balances include trade accounts receivable and deferred revenue. Deferred revenue represents cash consideration received from customers for services that are transferred to the customer over the respective subscription period. The accounts receivable balances represent amounts billed to customers for goods and services where the Company has an unconditional right to payment of the amount billed.

The Company recognizes a receivable when it has an unconditional right to payment, and payment terms are typically 30 days for all product and service sales. The allowance for doubtful accounts was $0.4 million as of June 30, 2022 and December 31, 2021.

The amount of revenue recognized during the three months ended June 30, 2022 and 2021 that was included in the deferred revenue balance at the beginning of the period was $5.3 million and $3.6 million, respectively. The amount of revenue recognized during the six months ended June 30, 2022 and 2021 that was included in the deferred revenue balance at the beginning of the period was $8.4 million and $5.6 million, respectively.

The Company incurs incremental costs of obtaining contracts and costs of fulfilling contracts with customers. The amount of costs capitalized for the periods presented herein was not significant.

Transaction Price Allocated to Remaining Performance Obligations

On June 30, 2022, the Company had $26.2 million of remaining performance obligations. The Company expects to recognize 68% of its remaining performance obligations as revenue in the next twelve months, and an additional 32% thereafter.

Note 5. Fair Value of Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair value.

The Company measures fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The Company utilizes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

●	Level 1 — Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.
●	Level 2 — Valuations based on quoted prices for similar assets or liabilities, quoted prices for identical assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.
●	Level 3 — Valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The Company has no assets or liabilities valued with Level 3 inputs.

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximates their fair values due to the short-term or on-demand nature of these instruments.

There were no transfers between fair value measurement levels during the periods ended June 30, 2022 and December 31, 2021.

The Company’s outstanding warrants include publicly traded warrants (the “Public Warrants”) which were issued as one-third of a warrant per unit during Longview’s initial public offering on May 26, 2020 and warrants sold in a private placement to Longview’s sponsor (the “Private Warrants”). As of June 30, 2022, there were an aggregate of 13,799,404 and 6,853,333 outstanding Public Warrants and Private Warrants, respectively. Each whole warrant entitles the registered holder to purchase one share of Class A common stock at an exercise price of $11.50 per share, subject to adjustment per the warrant agreements. The warrants will expire on February 12, 2026 or earlier upon redemption or liquidation. The Company recognizes the change in fair value of warrant liabilities in the condensed consolidated statement of operations and comprehensive loss. During the three and six months ended June 30, 2022 and 2021, the number of exercises and the amount reclassified into equity upon the exercise of the Public Warrants and Private Warrants were not significant.

The Company determined the fair value of its Public Warrants as Level 1 financial instruments, as they are traded in active markets. Because any transfer of Private Warrants from the initial holder of the Private Warrants would result in the Private Warrants having substantially the same terms as the Public Warrants, management determined that the fair value of each Private Warrant is the same as that of a Public Warrant. Accordingly, the Private Warrants are classified as Level 2 financial instruments.

The following table summarizes the Company’s assets and liabilities that are measured at fair value on a recurring basis, by level, within the fair value hierarchy (in thousands):

		Fair Value Measurement Level
	Total	Level 1	Level 2	Level 3
June 30, 2022:
Warrants:
Public Warrants	$5,520	$5,520	$—	$—
Private Warrants	2,741	—	2,741	—
Total liabilities at fair value on a recurring basis	$8,261	$5,520	$2,741	$—

December 31, 2021:
Warrants:
Public Warrants	$17,525	$17,525	$—	$—
Private Warrants	8,704	—	8,704	—
Total liabilities at fair value on a recurring basis	$26,229	$17,525	$8,704	$—

Note 6. Inventories

A summary of inventories is as follows at June 30, 2022 and December 31, 2021 (in thousands):

	June 30,	December 31,
	2022	2021
Raw materials	$48,636	19,853
Work-in-progress	2,851	1,122
Finished goods	14,100	15,268
Total inventories	$65,587	$36,243

Work-in-progress represents inventory items in intermediate stages of production by third-party manufacturers. For the three and six months ended June 30, 2022 and 2021, net realizable value inventory adjustments and excess and obsolete inventory charges were not significant and were recognized in product cost of revenues.

Note 7. Property and Equipment, Net

The Company’s property and equipment, net consists of the following at June 30, 2022 and December 31, 2021 (in thousands):

	June 30,	December 31,
	2022	2021
Property and equipment, gross	$36,091	$20,079
Less: accumulated depreciation and amortization	(7,514)	(5,376)
Property and equipment, net	$28,577	$14,703

The Company excluded $1.0 million of accrued property and equipment as of June 30, 2022 from the cash used in investing activities on the condensed consolidated statements of cash flows. The amount excluded as of June 30, 2021 was not significant.

Note 8. Restricted Cash

A reconciliation of cash, cash equivalents and restricted cash as of June 30, 2022 and 2021, from the condensed consolidated balance sheets to the condensed consolidated statements of cash flows is as follows:

	June 30,
	2022	2021
Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	$310,802	$19,605
Restricted cash included within prepaid expenses and other current assets	2,941	—
Restricted cash included within other non-current assets	4,000	4,000
Total cash, cash equivalents and restricted cash shown in the condensed consolidated statements of cash flows	$317,743	$23,605

In the second quarter of 2021, the Company delivered a $4.0 million letter of credit for the Company’s Burlington, MA lease, secured by a deposit of the same amount with a financial institution that issued the letter of credit. The deposit is classified as restricted cash and included in other non-current assets on the condensed consolidated balance sheets.

In the first quarter of 2022, the Company received $4.8 million from the Bill & Melinda Gates Foundation (“BMGF”). Due to a legal restriction in the agreement with the BMGF, these funds are classified as restricted cash and included in prepaid expenses and other current assets on the condensed consolidated balance sheets. As of June 30, 2022, the Company has released $1.8 million of the BMGF funds from restricted cash as the Company partially fulfilled its obligations under the agreement.

Note 9. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following at June 30, 2022 and December 31, 2021 (in thousands):

	June 30,	December 31,
	2022	2021
Employee compensation	$8,884	$12,746
Customer deposits	1,375	1,850
Accrued warranty liability	283	266
Non-income tax	1,551	2,477
Professional fees	5,393	2,797
Current portion of operating lease liabilities	1,745	1,391
Other	5,767	4,104
Total accrued expenses and other current liabilities	$24,998	$25,631

Warranty expense activity for the three and six months ended June 30, 2022 and 2021 is as follows (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Balance, beginning of period	$1,094	$1,186	$1,116	$1,826
Warranty provision charged to operations	5	167	165	(225)
Warranty claims	(124)	(192)	(306)	(440)
Balance, end of period	$975	$1,161	$975	$1,161

The Company classifies its accrued warranty liability based on the timing of expected warranty activity. The future costs of expected activity greater than one year is recorded within other non-current liabilities on the condensed consolidated balance sheet.

Note 10. Equity Incentive Plans

During the three and six months ended June 30, 2022, there were no significant changes to the Company’s 2012 Employee, Director and Consultant Equity Incentive Plan, as amended, (the “2012 Plan”) and the Company’s Amended and Restated 2020 Equity Incentive Plan (the “2020 Plan”). In the fiscal year 2022, pursuant to the terms of the 2020 Plan, the number of shares that may be issued was increased automatically by 4% of the number of outstanding shares of common stock on January 1, 2022.

Stock option activity

The following table summarizes the changes in the Company’s outstanding stock options for the six months ended June 30, 2022:

Number of
Options
Outstanding at December 31, 2021	16,243,532
Granted	869,778
Exercised	(343,567)
Forfeited	(1,224,937)
Outstanding at June 30, 2022	15,544,806

Each award will vest based on continued service per the award agreement. The grant date fair value of the award will be recognized as stock-based compensation expense over the requisite service period. The grant date fair value was determined using similar methods and assumptions as those previously disclosed by the Company.

Restricted stock unit (“RSU”) activity

The following table summarizes the changes in the Company’s outstanding restricted stock units for the six months ended June 30, 2022:

Number of
RSUs
Outstanding at December 31, 2021	3,958,825
Granted	10,663,776
Vested	(879,515)
Forfeited	(967,855)
Outstanding at June 30, 2022	12,775,231

Generally, each award will vest based on continued service per the award agreement. The grant date fair value of the award will be recognized as stock-based compensation expense over the requisite service period. The fair value of restricted stock units was estimated on the date of grant based on the fair value of the Company’s Class A common stock.

The Company’s total stock-based compensation expense for all equity awards for the periods presented is as follows (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Cost of revenue – subscription	$33	$1	$42	$3
Research and development	3,595	1,562	6,374	2,953
Sales and marketing	2,128	2,085	3,899	3,758
General and administrative	3,529	4,090	7,700	21,321
Total stock-based compensation expense	$9,285	$7,738	$18,015	$28,035

Note 11. Net Loss Per Share

We compute net loss per share of Class A and Class B common stock using the two-class method. Basic net loss per share is computed by dividing the net loss by the weighted-average number of shares of each class of the Company’s common stock outstanding during the period. Diluted net loss per share is computed by giving effect to all potential shares of the Company’s common stock, including those presented in the table below, to the extent dilutive. Basic and diluted net loss per share was the same for each period presented as the inclusion of all potential shares of the Company’s common stock outstanding would have been anti-dilutive.

As the Company uses the two-class method required for companies with multiple classes of common stock, the following table presents the calculation of basic and diluted net loss per share for each class of the Company’s common stock outstanding (in thousands, except share and per share amounts):

Three months ended June 30, 2022
			Total
	Class A	Class B	Common Stock
Numerator:
Allocation of undistributed earnings	$(31,056)	$(4,745)	$(35,801)
Numerator for basic and diluted net loss per share – loss available to common stockholders	$(31,056)	$(4,745)	$(35,801)
Denominator:
Weighted-average common shares outstanding	172,972,419	26,426,937	199,399,356
Denominator for basic and diluted net loss per share – weighted-average common stock	172,972,419	26,426,937	199,399,356
Basic and diluted net loss per share	$(0.18)	$(0.18)	$(0.18)

Three months ended June 30, 2021
			Total
	Class A	Class B	Common Stock
Numerator:
Allocation of undistributed earnings	$(2,537)	$(405)	$(2,942)
Numerator for basic and diluted net loss per share – loss available to common stockholders	$(2,537)	$(405)	$(2,942)
Denominator:
Weighted-average common shares outstanding	165,753,204	26,426,937	192,180,141
Denominator for basic and diluted net loss per share – weighted-average common stock	165,753,204	26,426,937	192,180,141
Basic and diluted net loss per share	$(0.02)	$(0.02)	$(0.02)

Six months ended June 30, 2022
			Total
	Class A	Class B	Common Stock
Numerator:
Allocation of undistributed earnings	$(69,628)	$(10,650)	$(80,278)
Numerator for basic and diluted net loss per share – loss available to common stockholders	$(69,628)	$(10,650)	$(80,278)
Denominator:
Weighted-average common shares outstanding	172,773,972	26,426,937	199,200,909
Denominator for basic and diluted net loss per share – weighted-average common stock	172,773,972	26,426,937	199,200,909
Basic and diluted net loss per share	$(0.40)	$(0.40)	$(0.40)

Six months ended June 30, 2021
			Total
	Class A	Class B	Common Stock
Numerator:
Allocation of undistributed earnings	$(3,138)	$(494)	$(3,632)
Numerator for basic and diluted net loss per share – loss available to common stockholders	$(3,138)	$(494)	$(3,632)
Denominator:
Weighted-average common shares outstanding	128,991,979	20,294,721	149,286,700
Denominator for basic and diluted net loss per share – weighted-average common stock	128,991,979	20,294,721	149,286,700
Basic and diluted net loss per share	$(0.02)	$(0.02)	$(0.02)

For the periods presented above, the net loss per share amounts are the same for Class A and Class B common stock because the holders of each class are entitled to equal per share dividends or distributions in liquidation in accordance with the Certificate of Incorporation. The undistributed earnings for each year are allocated based on the contractual participation rights of the Class A and Class B common stock as if the earnings for the year had been distributed. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis.

For the periods presented, anti-dilutive common equivalent shares were as follows:

	June 30,
	2022	2021
Outstanding options to purchase common stock	15,544,806	17,351,206
Outstanding restricted stock units	12,653,874	3,338,871
Outstanding warrants	20,652,737	20,653,028
Total anti-dilutive common equivalent shares	48,851,417	41,343,105

Note 12. Related Party Transactions

There were no significant changes in the nature of the Company’s related party transactions since December 31, 2021. Pursuant to a First Addendum dated November 19, 2020 to the Amended and Restated Technology Services Agreement dated November 11, 2020 by and between the Company, 4Catalyzer Corporation (“4Catalyzer”), and other participant companies controlled by Dr. Rothberg (the “ARTSA”), Butterfly terminated its participation under the ARTSA immediately prior to the effective time of the Business Combination. The related-party transactions with 4Catalyzer were not significant for the three and six months ended June 30, 2022 and 2021.  The related-party balances with 4Catalyzer were not significant as of June 30, 2022 and December 31, 2021.

On February 2, 2022, an Executive Officer of the Company and an irrevocable trust previously established by a member of our board of directors formed a limited liability company (“LLC”) to purchase real estate and entered into an operating agreement setting forth the terms and conditions of the LLC.  There was no impact as a result of this transaction to our condensed consolidated financial statements for the three and six months ended June 30, 2022.

Note 13. 401(k) Retirement Plan

The Company sponsors a 401(k) defined contribution plan covering all eligible U.S. employees. Contributions to the 401(k) plan are discretionary. Effective January 1, 2022, the Company began making matching contributions to the 401(k) plan. The expense related to the matching contributions was $0.3 million and $0.8 million for the three months and six months ended June 30, 2022, respectively. The Company did not make any matching contributions to the 401(k) plan for the three months and six months ended June 30, 2021.

Note 14. Commitments and Contingencies

Commitments

Leases:

The Company primarily enters into leases for office space that are classified as operating leases. Total lease cost, composed primarily of the costs related to operating leases, was $1.1 million and $0.6 million in the three months ended June 30, 2022 and 2021, respectively. Total lease cost was $2.3 million and $1.1 million in the six months ended June 30, 2022 and 2021, respectively.

Purchase commitments:

The Company enters into inventory purchase commitments with third-party manufacturers in the ordinary course of business. These commitments are generally non-cancellable and are based on sales forecasts. These agreements range from one to five-year periods and may contain fixed or minimum annual commitments, subject to certain provisions that allow the Company to renegotiate the commitment. The aggregate amount of minimum inventory purchase commitments as of June 30, 2022 was $86.4 million.

There were no significant changes to the inventory supply agreement with the certain third-party manufacturing vendor during the three and six months ended June 30, 2022. The Company applied the guidance in Topic 330, Inventory to assess the purchase commitment as of June 30, 2022 and December 31, 2021 and determined that based on current conditions no change in the accrual for the purchase commitment was required.

As of June 30, 2022, the Company has a vendor advance asset of $17.9 million, net of write-downs and an accrued purchase commitment liability of $19.3 million related to the agreement. The portion of the balances that is expected to be utilized in the next 12 months is included in current assets and current liabilities in the accompanying condensed consolidated balance sheets.

Contingencies

The Company is involved in litigation and legal matters from time to time, which have arisen in the normal course of business. Although the ultimate results of these matters are not currently determinable, management does not expect that they will have a material effect on the Company’s condensed consolidated balance sheets, statements of operations and comprehensive loss, or statements of cash flows.

On February 16, 2022, a putative class action lawsuit, styled Rose v. Butterfly Network, Inc., et al. was filed in the United States District Court for the District of New Jersey against the Company, its President and Chief Executive Officer, its then Chief Financial Officer, the Chairman of its board of directors, as well as Longview’s Chairman (who is a director of the Company), Chief Executive Officer, Chief Financial Officer and members of Longview’s board of directors prior to the Business Combination, alleging violations of Sections 10(b), 14(a) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rules 10b-5 and 14a-9 promulgated thereunder.  The alleged class consists of all persons or entities who purchased or otherwise acquired the Company’s stock between February 16, 2021 and November 15, 2021 and/or holders as of the record date for the special meeting of shareholders held on February 12, 2021 in connection with the approval of the Business Combination. The lawsuit is premised upon allegations that the defendants made false and misleading statements and/or omissions about its post-Business Combination business and financial prospects, including the impact of the COVID-19 pandemic. The Company intends to vigorously defend against this action. The lawsuit seeks unspecified damages, together with interest thereon, as well as the costs and expenses of litigation. There is no assurance that the Company will be successful in the defense of the litigation or that insurance will be available or adequate to fund any potential settlement or judgment or the litigation costs of the action. The Company is unable to predict the outcome or reasonably estimate a range of possible loss at this time.

On March 9, 2022, Fujifilm Sonosite, Inc. (“Fujifilm”) filed a complaint against the Company, styled Fujifilm Sonosite, Inc. v. Butterfly Network, Inc. (Case No. 1:22-cv-00309) in the United States District Court for the District of Delaware. The complaint alleged that the iQ and iQ+ ultrasound probes, hard carrying case, and mobile device application software infringe certain patents purportedly owned by Fujifilm. The Company intends to vigorously defend against this action. The lawsuit seeks unspecified damages including compensatory damages, lost profits, and reasonable royalty damages, a preliminary and/or permanent injunction, pre- and post-judgment interest, and the fees and costs of litigation. There is no assurance that the Company will be successful in the defense of the litigation or that insurance will be available or adequate to fund any potential settlement or judgment or the fees and costs of the litigation. The Company is unable to predict the outcome or reasonably estimate a range of possible loss at this time.

On June 21, 2022, a stockholder derivative action, styled Koenig v. Todd M. Fruchterman, et al. (Case 1:22-cv-00825) was filed in the United States District Court for the District of Delaware against the Board of Directors and the Company as nominal defendant, alleging violation of Section 14(a) of the Securities Exchange Act of 1934, as amended, and Rule 14a-9 promulgated thereunder, and claims for breach of fiduciary duty, contribution and indemnification, aiding and abetting and gross mismanagement.  The lawsuit is premised upon allegedly inadequate internal controls, purportedly misleading representations regarding the Company’s financial condition and business prospects and the Company’s November 2021 earnings announcement.  The Company intends to vigorously defend against this action. The lawsuit seeks unspecified damages, disgorgement and restitution, together with interest thereon, as well as the costs and expenses of litigation. There is no assurance that the Company will be successful in the defense of the litigation or that insurance will be available or adequate to fund any potential settlement or judgment or the litigation costs of the action. The Company is unable to predict the outcome or reasonably estimate a range of possible loss at this time

The Company enters into agreements that contain indemnification provisions with other parties in the ordinary course of business, including business partners, investors, contractors, customers and the Company’s officers, directors and certain employees. The Company has agreed to indemnify and defend the indemnified party claims and related losses suffered or incurred by the indemnified party from actual or threatened third-party claims because of the Company’s activities or non-compliance with certain representations and warranties made by the Company. It is not possible to determine the maximum potential loss under these indemnification provisions due to the Company’s limited history of prior indemnification claims and the unique facts and circumstances involved in any particular case. To date, losses recorded in the Company’s condensed consolidated statements of operations and comprehensive loss in connection with the indemnification provisions have not been material.

Note 15. Subsequent Events

On July 28, 2022, the board of directors approved a plan designed to improve the Company’s efficiency by reducing operating expenses and extending liquidity.  In addition to decreasing other operating expenses, the plan includes a reduction in force representing approximately 10% of the Company’s workforce. The Company estimates that it will incur approximately $2 million of cash charges related to employee severance and benefits costs, substantially all of which the Company expects to incur in the third and fourth quarters of 2022.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of our condensed consolidated results of operations and financial condition. The discussion should be read in conjunction with the unaudited condensed consolidated financial statements and notes thereto contained in this Quarterly Report on Form 10-Q and the consolidated financial statements and notes thereto for the year ended December 31, 2021 contained in our Annual Report on Form 10-K for the year ended December 31, 2021, as amended. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” sections of our Annual Report on Form 10-K for the year ended December 31, 2021, as amended, and of this Quarterly Report on Form 10-Q. Actual results may differ materially from those contained in any forward-looking statements. Unless the context otherwise requires, references to “we”, “us”, “our”, and “the Company” are intended to mean the business and operations of Butterfly Network, Inc. and its consolidated subsidiaries. The unaudited condensed consolidated financial statements for the three and six months ended June 30, 2022 and 2021, respectively, present the financial position and results of operations of Butterfly Network, Inc. and its wholly-owned subsidiaries.

Overview

We are an innovative digital health business transforming care with hand-held, whole-body ultrasound. Powered by our proprietary Ultrasound-on-Chip™ technology, our solution enables the acquisition of imaging information from an affordable, powerful device that fits in a healthcare professional’s pocket with a unique combination of cloud-connected software and hardware technology that is easily accessed through a mobile app.

Butterfly iQ+ is an ultrasound transducer that can perform whole-body imaging in a single handheld probe using semiconductor technology. Our Ultrasound-on-Chip™ makes ultrasound more accessible outside of large healthcare institutions, while our software is intended to make the product easy to use and fully integrated with the clinical workflow, accessible on a user’s smartphone, tablet, and almost any hospital computer system connected to the Internet. Butterfly aims to enable the delivery of imaging information anywhere at point-of-care to drive earlier detection throughout the body and remote management of health conditions.  We market and sell the Butterfly system, which includes probes and related accessories and software subscriptions, to healthcare systems, physicians and healthcare providers through a direct sales force, distributors and our eCommerce channel.

COVID-19

The COVID-19 pandemic that began in 2020 has created significant global economic uncertainty. Uncertainty remains regarding the extent, timing and duration of the pandemic, including the emergence of new strains of the virus that may be more contagious or virulent and the extent to which the availability of vaccines and other safety measures will positively impact public health conditions. The uncertainty and potential economic volatility impact our customer base, supply chains, business practices and employees.

The COVID-19 pandemic and its economic impact have caused financial strain on our customer base due to decreased funding and other revenue shortfalls. During the pandemic, we have seen our customer base become further strained in solving immediate problems associated with the variants. As a result, some of our customers have had to shift their attention to these pressing issues, resulting in longer sales cycles and slower adoption in the near term.

In addition, the issues originally brought on by COVID-19 continue to have an ongoing adverse impact on global supply chains, including ours. Although the impact of COVID-19 on our supply chains is lessening, we are still experiencing limited constraints in availability and increasing costs required to obtain some inventory components. However, the semiconductor chips used in our probes are manufactured under an inventory supply agreement and to date we have not experienced any constraints. We have and will continue to implement operating efficiencies in our supply chain and manufacturing processes to help offset the cost increases in component parts for our device. Additionally, our new products are being designed to avoid single sourced components to mitigate supply chain risk.

The pandemic caused us to make modifications to our business practices, including work from home policies, establishing strict health and safety protocols for our offices specific to COVID-19 and imposing restrictions on employee travel. Our employees have resumed traveling to perform sales-generating and corporate activities, and we have reopened our offices, allowing our employees to return.

We continue to closely monitor the developments of COVID-19 for any material impact on our business. Given the uncertainty and potential economic volatility of the impact of the COVID-19 pandemic, the developments we have experienced may change based on new information that may emerge concerning COVID-19, its economic impact on local, regional, national and international markets and the actions to contain it or address its impacts.

Key Performance Metrics

We review the key performance measures discussed below to evaluate the business and measure performance, identify trends, formulate plans and make strategic decisions. Our key performance metrics may fluctuate over time as the adoption of our devices increases which may shift the revenue mix more toward subscriptions. The quarterly metrics may be impacted by the timing of device sales.

Units fulfilled

We define units fulfilled as the number of devices whereby control is transferred to a customer. We do not adjust this metric for returns as our volume of returns has historically been low. We view units fulfilled as a key indicator of the growth of our business. We believe that this metric is useful to investors because it presents our core growth and performance of our business period over period.

Units fulfilled decreased by 406, or 6.3%, for the three months ended June 30, 2022 compared to the three months ended June 30, 2021, primarily due to decreased device sales volume from our e-commerce, distributor and direct sales force channels. The decreases were partially offset by higher sales in our global health channel.

Subscription Mix

We define subscription mix as a percentage of our total revenue recognized in a reporting period that is subscription-based, consisting primarily of our software as a service (“SaaS”) offering. We view subscription mix as a key indicator of the profitability of our business, and thus we believe that this metric is useful to investors.

Subscription mix increased by 8.9 percentage points, to 30.1% for the three months ended June 30, 2022 compared to the three months ended June 30, 2021. The increase was due to increases in subscription renewals and an expansion of subscription offerings. In addition, the increase is due to the timing of revenue recognition for our SaaS and other subscription contracts as revenue from such contracts is deferred and recognized over the service period.

Non-GAAP Financial Measures

We present non-GAAP financial measures in order to assist readers of our condensed consolidated financial statements in understanding the core operating results that our management uses to evaluate the business and for financial planning purposes. Our non-GAAP financial measures, Adjusted Gross Profit, Adjusted Gross Margin and Adjusted EBITDA, provide an additional tool for investors to use in comparing our financial performance over multiple periods.

Adjusted Gross Profit, Adjusted Gross Margin and Adjusted EBITDA are key performance measures that our management uses to assess our operating performance. Adjusted Gross Profit, Adjusted Gross Margin and Adjusted EBITDA facilitate internal comparisons of our operating performance on a more consistent basis. We use these performance measures for business planning purposes and forecasting. We believe that Adjusted Gross Profit, Adjusted Gross Margin and Adjusted EBITDA enhance an investor’s understanding of our financial performance as they are useful in assessing our operating performance from period-to-period by excluding certain items that we believe are not representative of our core business.

Our Adjusted Gross Profit, Adjusted Gross Margin and Adjusted EBITDA may not be comparable to similarly titled measures of other companies because they may not calculate these measures in the same manner. Adjusted Gross Profit, Adjusted Gross Margin and Adjusted EBITDA are not prepared in accordance with U.S. GAAP and should not be considered in isolation of, or as an alternative to, measures prepared in accordance with U.S. GAAP. When evaluating our performance, you should consider Adjusted Gross Profit, Adjusted Gross Margin and Adjusted EBITDA alongside other financial performance measures prepared in accordance with U.S. GAAP, including gross profit, gross margin, operating loss and net loss.

Adjusted Gross Profit and Adjusted Gross Margin

We calculate Adjusted Gross Profit as gross profit adjusted to exclude depreciation and amortization, non-recurring changes to our warranty liability, non-recurring losses on purchase commitments and non-recurring inventory write-downs. We calculate Adjusted Gross Margin as gross margin adjusted to exclude depreciation and amortization and non-recurring changes to our warranty liability.

Our changes in the warranty liability are excluded from Adjusted Gross Profit and Adjusted Gross Margin when they are outside the normal course of operations for our business. The non-recurring warranty liability adjustments are for changes in our warranty policy resulting from a shift in product lines that impacted our estimate of future warranty costs.

The following table reconciles Adjusted Gross Profit to gross profit and Adjusted Gross Margin to gross margin, the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

	Three months ended June 30,		Six months ended June 30,
(In thousands)	2022	2021	2022	2021
Revenue	$19,215	$16,513	$34,789	$28,958
Cost of revenue	8,643	8,293	15,874	14,320
Gross profit	$10,572	$8,220	$18,915	$14,638

Gross margin	55.0%	49.8%	54.4%	50.5%

Add:
Depreciation and amortization	677	72	1,103	160
Warranty liability policy change	—	—	—	(560)
Adjusted gross profit	$11,249	$8,292	$20,018	$14,238

Adjusted gross margin	58.5%	50.2%	57.5%	49.2%

Adjusted EBITDA

We calculate Adjusted EBITDA as net loss adjusted to exclude interest income, interest expense, changes in the fair value of warrant liabilities, other expense, net, provision for income taxes, stock-based compensation, depreciation and amortization and other non-recurring items. The other non-recurring items include costs related to our executive transition, adjustments for the warranty liability policy changes, discretionary transaction bonuses and other fees incurred with the close of the Business Combination.

Our non-recurring discretionary bonuses are excluded from Adjusted EBITDA when they are outside the normal course of operations for our business and were given at the discretion of management due to the completion of the Business Combination. The non-recurring costs related to the executive transition include one-time severance and bonus payments and the recruiting expenses for our current CEO. The non-recurring warranty liability adjustments are for changes in our warranty policy resulting from a shift in product lines that impacted our estimate of future warranty costs.

The following table reconciles Adjusted EBITDA to net loss, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

	Three months ended June 30,		Six months ended June 30,
(In thousands)	2022	2021	2022	2021
Net loss	$(35,801)	$(2,942)	$(80,278)	$(3,632)
Interest income	(260)	(607)	(270)	(846)
Interest expense	—	7	—	645
Change in fair value of warrant liabilities	(12,805)	(33,458)	(17,968)	(87,570)
Other expense, net	388	262	488	895
Provision for income taxes	23	51	41	75
Stock based compensation	9,285	7,738	18,015	28,035
Depreciation and amortization	1,350	456	2,190	915
CEO transition costs	—	—	—	5,398
Warranty liability policy change	—	—	—	(560)
Transaction bonus	—	—	—	1,653
Adjusted EBITDA	$(37,820)	$(28,493)	$(77,782)	$(54,992)

Description of Certain Components of Financial Data

Revenue

Revenue consists of revenue from the sale of products, such as medical devices and accessories, and related services, classified as subscription revenue on our condensed consolidated statements of operations and comprehensive loss, which are SaaS subscriptions and product support and maintenance (“Support”). SaaS subscriptions include licenses for teams and individuals as well as enterprise level subscriptions. For sales of products, revenue is recognized at a point in time upon transfer of control to the customer. SaaS subscriptions and Support are generally related to stand-ready obligations and are recognized ratably over time.

Over time as the adoption of our devices increases through further market penetration and as practitioners in the Butterfly network continue to use our devices, we expect our annual revenue mix to shift more toward subscriptions. The quarterly revenue mix may be impacted by the timing of device sales.

To date, we have invested heavily in building out our direct salesforce and plan to continue to do so, with the ultimate goal of growing adoption at large scale healthcare systems. As we expand our healthcare system software offerings and develop relationships with larger health systems, we continue to expect a higher proportion of our sales in health systems compared to eCommerce.

Cost of revenue

Cost of product revenue consists of product costs including manufacturing costs, personnel costs and benefits, inbound freight, packaging, warranty replacement costs, payment processing fees and inventory obsolescence and write-offs. We expect our cost of product revenue to fluctuate over time due to the level of units fulfilled in any given period and decrease as a percentage of product revenues over time as we focus on operational efficiencies in our supply chain. Additionally, our suppliers have and may from time-to-time increase prices of certain inventory components, which we may not be able to offset through pricing actions and therefore could in the future offset the operational efficiencies in our supply chain.

Cost of subscription revenue consists of personnel costs, cloud hosting costs and payment processing fees. Because the costs and associated expenses to deliver our SaaS offerings are less than the costs and associated expenses of manufacturing and selling our device, we anticipate an improvement in profitability and margin expansion over time as our revenue mix shifts increasingly towards subscriptions. We plan to continue to invest additional resources to expand and further develop our SaaS and other subscription offerings. The level and timing of investment in these areas could affect our cost of subscription revenue in the future.

Research and development (R&D)

Research and development expenses primarily consist of personnel costs and benefits, facilities-related expenses, depreciation expense, consulting and professional fees, fabrication services, software and other outsourcing expenses. Most of our research and development expenses are related to developing new products and services, which we define as not having reached the point of commercialization and improving our products and services that have been commercialized. Consulting expenses are related to general development activities and clinical/regulatory research. Fabrication services include certain third-party engineering costs, product testing and test boards. Research and development expenses are expensed as incurred. We expect to continue to make substantial investments in our product development, clinical and regulatory capabilities.

Sales and marketing

Sales and marketing expenses primarily consist of personnel costs and benefits, third party logistics, fulfillment and outbound shipping costs, digital marketing, advertising, promotional, as well as conferences, meetings and other events and related facilities and information technology costs. We expect to continue to make substantial investments in our sales capabilities.

General and administrative

General and administrative expenses primarily consist of personnel costs and benefits, insurance, patent fees, software costs, facilities costs and outside services. Outside services consist of professional services, legal and other professional fees.

Results of Operations

We operate as a single reportable segment to reflect the way our chief operating decision maker (“CODM”) reviews and assesses the performance of the business. The accounting policies are described in Note 2 “Summary of Significant Accounting Policies” in our condensed consolidated financial statements included in this Quarterly Report on Form 10-Q.

	Three months ended June 30,				Six months ended June 30,
	2022		2021		2022		2021
		% of		% of		% of		% of
(in thousands)	Dollars	revenue	Dollars	revenue	Dollars	revenue	Dollars	revenue
Revenue:
Product	$13,429	69.9%	$13,012	78.8%	$24,443	70.3%	$22,608	78.1%
Subscription	5,786	30.1%	3,501	21.2%	10,346	29.7%	6,350	21.9%
Total revenue:	$19,215	100.0%	$16,513	100.0%	$34,789	100.0%	$28,958	100.0%
Cost of revenue:
Product	6,799	35.4%	7,858	47.6%	12,947	37.2%	13,506	46.6%
Subscription	1,844	9.6%	435	2.6%	2,927	8.4%	814	2.8%
Total cost of revenue:	$8,643	45.0%	$8,293	50.2%	$15,874	45.6%	$14,320	49.5%
Gross profit	$10,572	55.0%	$8,220	49.8%	$18,915	54.4%	$14,638	50.5%

Operating expenses:
Research and development	23,220	120.8%	17,088	103.5%	46,843	134.6%	32,804	113.3%
Sales and marketing	16,438	85.5%	10,540	63.8%	31,640	90.9%	20,347	70.3%
General and administrative	19,369	100.8%	17,279	104.6%	38,419	110.4%	51,920	179.3%
Total operating expenses	$59,027	307.2%	$44,907	271.9%	$116,902	336.0%	$105,071	362.8%

Loss from operations	$(48,455)	(252.2)%	$(36,687)	(222.2)%	$(97,987)	(281.7)%	$(90,433)	(312.3)%
Interest income	260	1.4%	607	3.7%	270	0.8%	846	2.9%
Interest expense	—	—%	(7)	(0.0)%	—	—%	(645)	(2.2)%
Change in fair value of warrant liabilities	12,805	66.6%	33,458	202.6%	17,968	51.6%	87,570	302.4%
Other income (expense), net	(388)	(2.0)%	(262)	(1.6)%	(488)	(1.4)%	(895)	(3.1)%

Loss before provision for income taxes	$(35,778)	(186.2)%	$(2,891)	(17.5)%	$(80,237)	(230.6)%	$(3,557)	(12.3)%

Provision for income taxes	23	0.1%	51	0.3%	41	0.1%	75	0.3%

Net loss	$(35,801)	(186.3)%	$(2,942)	(17.8)%	$(80,278)	(230.8)%	$(3,632)	(12.5)%

Comparison of the three months ended June 30, 2022 and 2021

Revenue

	Three months ended June 30,
(in thousands)	2022	2021	Change	% Change
Revenue:
Product	$13,429	$13,012	$417	3.2%
Subscription	5,786	3,501	2,285	65.3%
Total revenue:	$19,215	$16,513	$2,702	16.4%

Product revenue increased by $0.4 million, or 3.2%, for the three months ended June 30, 2022 compared to the three months ended June 30, 2021. The increase in product revenue was primarily driven by higher prices of products sold due to a price increase in the third quarter of fiscal 2021.

Subscription revenue increased by $2.3 million, or 65.3%, for the three months ended June 30, 2022 compared to the three months ended June 30, 2021. The increase was driven by a higher volume of our SaaS subscriptions sold in conjunction with sales of our devices, as well as the current year subscription renewals.

Cost of revenue

	Three months ended June 30,
(in thousands)	2022	2021	Change	% Change
Cost of revenue:
Product	$6,799	$7,858	$(1,059)	(13.5)%
Subscription	1,844	435	1,409	323.9%
Total cost of revenue:	$8,643	$8,293	$350	4.2%
Percentage of revenue	45.0%	50.2%

Cost of product revenue decreased by $1.1 million, or 13.5%, for the three months ended June 30, 2022 compared to the three months ended June 30, 2021. This decrease was primarily driven by a higher mix of sales of our second-generation device, the Butterfly iQ+, which is less costly to produce due to operational efficiencies.

Cost of subscription revenue increased by $1.4 million, or 323.9%, for the three months ended June 30, 2022 compared to the three months ended June 30, 2021. This increase was primarily driven by higher headcount that supports our subscription products and increases in cloud hosting costs and amortization expenses.

Research and development

	Three months ended June 30,
(in thousands)	2022	2021	Change	% Change
Research and development	$23,220	$17,088	$6,132	35.9%
Percentage of revenue	120.8%	103.5%

Research and development expenses increased by $6.1 million, or 35.9%, for the three months ended June 30, 2022 compared to the three months ended June 30, 2021. This increase was primarily driven by higher personnel costs of $4.2 million, including stock-based compensation expense of $2.1 million, product development supplies and software costs of $0.8 million, facilities-related costs of $0.6 million and professional service fees of $0.6 million.

Sales and marketing

	Three months ended June 30,
(in thousands)	2022	2021	Change	% Change
Sales and marketing	$16,438	$10,540	$5,898	56.0%
Percentage of revenue	85.5%	63.8%

Sales and marketing expenses increased by $5.9 million, or 56.0%, for the three months ended June 30, 2022 compared to the three months ended June 30, 2021. This increase was primarily driven by higher personnel costs of $3.8 million, facilities-related costs of $0.5 million, travel and entertainment costs of $0.8 million.

General and administrative

	Three months ended June 30,
(in thousands)	2022	2021	Change	% Change
General and administrative	$19,369	$17,279	$2,090	12.1%
Percentage of revenue	100.8%	104.6%

General and administrative expenses increased by $2.1 million, or 12.1%, for the three months ended June 30, 2022 compared to the three months ended June 30, 2021. This increase was primarily due to higher personnel costs of $2.4 million, including an offsetting decrease in stock-based compensation expense of $0.5 million, and software and computer supplies costs of $0.5 million, partially offset by lower recruiting expenses and professional fees of $0.8 million.

Comparison of the six months ended June 30, 2022 and 2021

Revenue

	Six months ended June 30,
(in thousands)	2022	2021	Change	% Change
Revenue:
Product	$24,443	$22,608	$1,835	8.1%
Subscription	10,346	6,350	3,996	62.9%
Total revenue:	$34,789	$28,958	$5,831	20.1%

Product revenue increased by $1.8 million, or 8.1%, for the six months ended June 30, 2022 compared to the six months ended June 30, 2021. The increase in product revenue was primarily driven by higher prices of products sold due to a price increase in the third quarter of fiscal 2021 as well as increased sales volumes in our health systems, distributor and veterinary channels, partially offset by lower volumes in our e-commerce channel.

Subscription revenue increased by $4.0 million, or 62.9%, for the six months ended June 30, 2022 compared to the six months ended June 30, 2021. The increase was driven by a higher volume of our SaaS subscriptions sold in conjunction with sales of our devices, as well as the current year subscription renewals.

Cost of revenue

	Six months ended June 30,
(in thousands)	2022	2021	Change	% Change
Cost of revenue:
Product	$12,947	$13,506	$(559)	(4.1)%
Subscription	2,927	814	2,113	259.6%
Total cost of revenue:	$15,874	$14,320	$1,554	10.9%
Percentage of revenue	45.6%	49.5%

Cost of product revenue decreased by $0.6 million, or 4.1%, for the six months ended June 30, 2022 compared to the six months ended June 30, 2021. This decrease was primarily driven by a higher mix of sales of our second-generation device, the Butterfly iQ+, which is less costly to produce due to operational efficiencies, partially offset by a higher volume of accessories sold and $0.5 million of higher warranty expense due to a one-time benefit in the prior year from a change in our warranty liability policy.

Cost of subscription revenue increased by $2.1 million, or 259.6%, for the six months ended June 30, 2022 compared to the six months ended June 30, 2021. This increase was primarily driven by higher headcount that supports our subscription products and increases in cloud hosting costs and amortization expenses.

Research and development

	Six months ended June 30,
(in thousands)	2022	2021	Change	% Change
Research and development	$46,843	$32,804	$14,039	42.8%
Percentage of revenue	134.6%	113.3%

Research and development expenses increased by $14.0 million, or 42.8%, for the six months ended June 30, 2022 compared to the six months ended June 30, 2021. This increase was primarily driven by higher personnel costs of $9.2 million, including stock-based compensation expense of $3.4 million, product development supplies of $0.9 million, facilities-related costs of $1.0 million, software costs of $1.5 million and professional service fees of $1.4 million.

Sales and marketing

	Six months ended June 30,
(in thousands)	2022	2021	Change	% Change
Sales and marketing	$31,640	$20,347	$11,293	55.5%
Percentage of revenue	90.9%	70.3%

Sales and marketing expenses increased by $11.3 million, or 55.5%, for the six months ended June 30, 2022 compared to the six months ended June 30, 2021. This increase was primarily driven by higher personnel costs of $7.6 million, facilities-related costs of $1.3 million, travel and entertainment costs of $1.8 million and trade show participation costs of $1.0 million.

General and administrative

	Six months ended June 30,
(in thousands)	2022	2021	Change	% Change
General and administrative	$38,419	$51,920	$(13,501)	(26.0)%
Percentage of revenue	110.4%	179.3%

General and administrative expenses decreased by $13.5 million, or 26.0%, for the six months ended June 30, 2022 compared to the six months ended June 30, 2021. This decrease was primarily due to lower personnel costs of $10.3 million driven by a reduction in stock-based compensation expense of $13.6 million due to the non-recurrence of certain performance based restricted stock units vesting upon the closing of the Business Combination in the prior year, lower recruiting expense of $2.3 million from the non-recurrence of certain costs associated with to our CEO transition, and lower professional service fees of $2.0 million. The decrease was partially offset by $1.0 million in higher expenses due to increased headcount.

Liquidity and Capital Resources

Since our inception, our primary sources of liquidity are cash flows from operations, proceeds from the Business Combination and issuances of preferred stock and convertible notes. Our primary uses of liquidity are operating expenses, working capital requirements and capital expenditures. Cash flows from operations have been historically negative as we continue to develop new products and services and increase our sales and marketing efforts. We expect to be cash flow negative on an annual basis, although we may have quarterly results where cash flows from operations are positive.

We expect that our existing cash and cash flows from operations will be sufficient to meet our liquidity, capital expenditure, and anticipated working capital requirements and fund our operations for at least the next 12 months.

Our cash and cash equivalents balance as of June 30, 2022 was $310.8 million. Our future capital requirements may vary from those currently planned and will depend on various factors, including our rate of revenue growth and the timing and extent of spending on strategic business initiatives.

We have restricted cash of $4.0 million as of June 30, 2022 to secure a letter of credit for one of our leases, which is expected to be maintained as a security deposit for the duration of the lease.  In addition, we have restricted cash of $2.9 million as of June 30, 2022 for a grant issued by the Bill & Melinda Gates Foundation (“BMGF”). The restriction is expected to lapse as we fulfill our obligations in the grant agreement with BMGF.

The nature of the Company’s cash requirements has not changed materially during the three and six months ended June 30, 2022. Our material cash requirements include our facility lease arrangements for office space and inventory purchase obligations. As of June 30, 2022, we had fixed lease payment obligations of $41.6 million, with $2.9 million payable within 12 months. As of June 30, 2022, we had fixed purchase obligations of $86.4 million, with $64.6 million payable within 12 months. We expect to pay for approximately half of the fixed purchase obligations payable within the next 12 months using vendor advances.

As of June 30, 2022, we had no obligations, assets or liabilities, which would be considered off-balance sheet arrangements.

Cash flows

Comparison of the period for the six months ended June 30, 2022 and June 30, 2021

The following table summarizes our sources and uses of cash for the six months ended June 30, 2022 and 2021:

	Six months ended June 30,
(in thousands)	2022	2021
Net cash used in operating activities	$(98,229)	$(99,929)
Net cash used in investing activities	(11,578)	(492,343)
Net cash provided by financing activities	709	555,671
Net (decrease) increase in cash, cash equivalents and restricted cash	$(109,098)	$(36,601)

Net cash used in operating activities

Net cash used in operating activities represents the cash receipts and disbursements related to our activities other than investing and financing activities. We expect cash provided by historical financing activities will continue to be our primary source of funds to support operating needs and capital expenditures for the foreseeable future.

Cash flows from operating activities used $1.7 million, or 1.7%, less cash for the six months ended June 30, 2022 compared to the six months ended June 30, 2021. The decrease in cash used for operating activities was driven by an $18.2 million decrease in net working capital cash usage partially offset by a $16.5 million increase in net loss adjusted for certain noncash items, primarily driven by stock-based compensation expense and the change in fair value of warrant liabilities. The decrease in net working capital cash usage was mainly due to the $14.8 million decrease in cash used by vendor advances, $6.4 million decrease in cash used by accounts payable and accrued expenses and $2.9 million decrease in cash used by prepaid expenses and other assets, partially offset by an $8.2 million increase in cash used by inventories.

Net cash used in investing activities

Net cash used in investing activities decreased by $480.8 million, or 97.6%, for the six months ended June 30, 2022 compared to the six months ended June 30, 2021. The decrease was primarily due to a decrease of $490.5 million in purchases and sales of marketable securities for the period ended June 30, 2022. The decrease was partially offset by an increase in purchases of property and equipment of $9.7 million related to the Company’s new office space and additional investments into our software platform.

Net cash provided by financing activities

For the six months ended June 30, 2022, net cash provided by financing activities decreased by $555.0 million, or 99.9%, compared to the six months ended June 30, 2021. The decrease was primarily due to the non-recurrence of net proceeds from the Business Combination of $548.4 million and a $10.9 million decrease in option exercises, partially offset by the non-recurrence of the $4.4 million repayment of the Paycheck Protection Program loan.

Critical Accounting Policies and Significant Judgments and Estimates

Our management's discussion and analysis of our financial condition and results of operations are based on our condensed consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these condensed consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements, as well as the reported revenue generated and expenses incurred during the reporting periods. Our estimates are based on our historical experience and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about items that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

For our condensed consolidated financial statements included in this Quarterly Report on Form 10-Q, there have been no material changes to our critical accounting policies and estimates as compared to the critical accounting policies and estimates disclosed in our Annual Report on Form 10-K for the fiscal year ended December 31, 2021, as amended.

Recently Adopted Accounting Pronouncements

The Company did not identify any significant recently issued accounting pronouncements that may potentially impact our financial position and results of operations.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We did not have any floating rate debt as of June 30, 2022. Our cash and cash equivalents are comprised primarily of bank deposits and money market accounts. Due to the short-term nature of these investments, we do not expect cash flows to be affected to any significant degree by a sudden change in market interest rates.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations, other than its impact on the general economy. Nonetheless, to the extent our costs are impacted by general inflationary pressures, we may not be able to fully offset such higher costs through price increases or manufacturing efficiencies. Our inability or failure to do so could harm our business, financial condition and results of operations.

Foreign Exchange Risk

We operate our business primarily within the United States and currently execute the majority of our transactions in U.S. dollars. We have not utilized hedging strategies with respect to such foreign exchange exposure. This limited foreign currency translation risk is not expected to have a material impact on our condensed consolidated financial statements.

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in our company’s reports filed under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Based on the evaluation of our disclosure controls and procedures, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of June 30, 2022.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the three months ended June 30, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II — OTHER INFORMATION

Item 1. Legal Proceedings

On March 9, 2022, Fujifilm Sonosite, Inc. (“Fujifilm”) filed a complaint against the Company, styled Fujifilm Sonosite, Inc. v. Butterfly Network, Inc. (Case No. 1:22-cv-00309) in the United States District Court for the District of Delaware. The complaint alleged that the iQ and iQ+ ultrasound probes, hard carrying case, and mobile device application software infringe certain patents purportedly owned by Fujifilm. The Company intends to vigorously defend against this action. The lawsuit seeks unspecified damages including compensatory damages, lost profits, and reasonable royalty damages, a preliminary and/or permanent injunction, pre- and post-judgment interest, and the fees and costs of litigation. There is no assurance that the Company will be successful in the defense of the litigation or that insurance will be available or adequate to fund any potential settlement or judgment or the fees and costs of the litigation. The Company is unable to predict the outcome or reasonably estimate a range of possible loss at this time.

On June 21, 2022, a stockholder derivative action, styled Koenig v. Todd M. Fruchterman, et al. (Case 1:22-cv-00825) was filed in the United States District Court for the District of Delaware against the Board of Directors and the Company as nominal defendant, alleging violation of Section 14(a) of the Securities Exchange Act of 1934, as amended, and Rule 14a-9 promulgated thereunder, and claims for breach of fiduciary duty, contribution and indemnification, aiding and abetting and gross mismanagement.  The lawsuit is premised upon allegedly inadequate internal controls, purportedly misleading representations regarding the Company’s financial condition and business prospects and the Company’s November 2021 earnings announcement.  The Company intends to vigorously defend against this action. The lawsuit seeks unspecified damages, disgorgement and restitution, together with interest thereon, as well as the costs and expenses of litigation. There is no assurance that the Company will be successful in the defense of the litigation or that insurance will be available or adequate to fund any potential settlement or judgment or the litigation costs of the action. The Company is unable to predict the outcome or reasonably estimate a range of possible loss at this time.

In addition, there has been no material change in the legal proceedings described in Part I, Item 3 of our Annual Report on Form 10-K for the year ended December 31, 2021, as amended.

Item 1A. Risk Factors

Our business, results of operations and financial condition are subject to various risks and uncertainties including the risk factors described under the caption “Risk Factors” in our most recent Annual Report on Form 10-K, filed with the SEC on February 28, 2022, as amended on March 28, 2022 and April 19, 2022 (the “2021 Annual Report on Form 10-K”). There have been no material changes to the risk factors described in the 2021 Annual Report on Form 10-K.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

Unregistered Sales of Equity Securities

Not applicable.

Issuer Purchases of Equity Securities

We did not repurchase any of our equity securities during the three months ended June 30, 2022.

Item 3. Defaults Upon Senior Securities

Not applicable.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Other Information

Not applicable.

Item 6. Exhibits

See Exhibit Index.

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by Reference herein from Form or Schedule	Filing Date	SEC File/ Reg. Number
10.1+	Offer Letter, dated as of April 1, 2022, by and between Butterfly Network, Inc. and Heather C. Getz.		Form 10-Q (Exhibit 10.1)	5/6/2022	001-39292
10.2+	Offer Letter, dated as of May 14, 2022, by and between Butterfly Network, Inc. and Lawrence Weiss.	X
10.3+	Offer Letter, dated as of March 21, 2022, by and between Butterfly Network, Inc. and Tamara Dillon.	X
10.4+	Amended and Restated Nonemployee Director Compensation Policy.	X
31.1	Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X
31.2	Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X
32*	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X
101.INS	Inline XBRL Instance Document - The instance document does not appear in the Interactive Data File because its Inline XBRL tags are embedded	X

Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by Reference herein from Form or Schedule	Filing Date	SEC File/ Reg. Number
within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.	X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.	X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.	X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.	X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.	X
104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)	X

+	Management contract or compensatory plan or arrangement.
*

The certifications attached as Exhibit 32 that accompany this Quarterly Report on Form 10-Q are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of Butterfly Network, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Form 10-Q, irrespective of any general incorporation language contained in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BUTTERFLY NETWORK, INC.

Date: August 3, 2022	By:	/s/ Todd Fruchterman, M.D., Ph.D.
Todd Fruchterman, M.D., Ph.D.
President and Chief Executive Officer

Date: August 3, 2022	By:	/s/ Heather C. Getz, CPA
Heather C. Getz, CPA
Executive Vice President and Chief Financial Officer

May 14, 2022

Larry Weiss

Dear Larry,

On behalf of Butterfly Network, I am pleased to offer you a position as General Counsel and Chief Legal Officer beginning on May 23, 2022. You will report directly to me. Your annualized compensation in this position will consist of an annual base salary of $435,000.00 paid in twice monthly pay periods, less required deductions.

You will receive an annual (prorated for the first year) discretionary bonus with a target of 50% of your base salary, based on goals, objectives, and performance metrics to be determined by Butterfly Network’s management. Such bonus will be paid in the first quarter of the following calendar year. It will be a condition of your eligibility to receive any bonus that you remain employed with Butterfly Network through the date of payment of such bonus.

You will receive a one-time taxable sign on bonus of $75,000.00. This will be paid in your first payroll check after the first month anniversary of your start date. Such payment will be recoverable in full by the company in the event you voluntarily terminate your employment or the Company terminates your employment for “cause” (as defined in the Butterfly Network Executive Severance Program) prior to 12 months from your start date.

Subject to the approval of the Board of Directors or Compensation Committee, within 30 days you will receive an award with a fair market value of $2,100,000.00 on the grant date, 100% of which value will be in the form of restricted stock units (RSUs) that (i) will be subject to the terms of the grant documents therefore, and (ii) subject to your continued service through each vesting date. The RSUs will vest over a four-year period with the following schedule: 25% on the one-year anniversary of the grant date, and 25% annually thereafter.

You will be eligible to participate in Butterfly’s long term incentive program, established and approved by the Compensation Committee of the Butterfly Board of Directors (the “LTIP”) subject to the terms of the LTIP. It is currently expected that you will receive annual grants under the LTIP.

This position is eligible for the Butterfly Network Executive Severance Program as publicly filed, and you will become a participant in such Executive Severance Program commencing on your start date. You will be based out of Butterfly Network’s facility in the Burlington, MA area.

Butterfly Network recognizes the need for employees to take time away from the office to creatively recharge. We also believe in taking personal responsibility for managing our own time, workload and results. For these reasons our Flexible Paid Time Off (FPTO) policy affords eligible employees the flexibility to be given an indeterminate amount of paid time off from work for vacation, personal or family obligations and other personal requirements, subject to the requirements of the policy, including advance notice and prior approval in Butterfly Network’s discretion. In no event will any employee be compensated for unused vacation time. You will also be eligible to participate in medical and other benefit plans in accordance with the rules and eligibility of those plans currently in effect. Health insurance shall commence on your start date.

Further, while we expect you to remain with Butterfly Network for a long time, this letter is not an employment contract and you will be an at-will employee.

This letter is subject to successful completion of a background check and to the successful completion of references. By signing this letter, you authorize Butterfly Network to conduct such background check.

Butterfly Network considers the protection of its confidential information, proprietary materials and goodwill to be extremely important. As a condition of this offer of employment, you are required to sign Butterfly Network’s Non-competition/Non-solicit, Confidentiality and Intellectual Property Agreement.

Please note this offer will expire on May 5, 2022, unless accepted by you in writing prior to such date.

We appreciate your exceptional talent and are very excited about you joining our growing and dynamic team at Butterfly Network. We firmly believe that Butterfly Network offers a unique combination of emotional, intellectual, and interpersonal stimulation that will be truly enjoyable. As a member of our growing team you will be in the rare position of helping to shape the culture and direction of our organization. We have tremendous opportunities ahead of us, and I am confident you have the expertise required to help us achieve our objectives. If you have any questions regarding this offer, the position, or the company’s benefits programs, please do not hesitate to reach out.

Kindest,

Butterfly Network, Inc.

By: /s/ Todd M. Fruchterman, MD, PhD

Todd M. Fruchterman, MD, PhD

Chief Executive Officer and President

ACCEPTED AND AGREED:

Signature: /s/ Larry Weiss

Larry Weiss

Amended & Restated

March 21, 2022

Tamara Dillon

Dear Tamara,

On behalf of Butterfly Network, I am pleased to offer you a position as Chief People Officer beginning no later than July 5, 2022. You agree to use your best efforts to start employment earlier if your current employer will permit you to do so. You further agree to provide the CEO with an update on the status of your start date with the Company every two (2) weeks. You will report directly to the CEO and will be based out of our Burlington, MA headquarters.

Your annualized compensation in this position will consist of an annual base salary of $410,000.00 paid in twice monthly pay periods, less required deductions.

You will receive an annual (prorated for the first year) discretionary bonus with a target of 50% of your base salary, based on goals, objectives, and performance metrics to be determined by Butterfly Network’s management. Such bonus will be paid in the first quarter of the following calendar year. It will be a condition of your eligibility to receive any bonus that you remain employed with Butterfly Network through the date of payment of such bonus.

You will receive one-time make whole, taxable payment of $75,000.00 for bonus and cash payment forfeiture. This will be paid on your first payroll check after the first month anniversary of your start date. Such payment will be recoverable in full by the company in the event you voluntarily terminate your employment prior to 12 months from your start date. Additionally, on the first payroll check after your one-year anniversary, you will receive a taxable payment $50,000 in your payroll check, as a retention bonus.

In addition to the outlined cash compensation, within 30 days you will receive a grant of $1,000,000.00 equivalent of equity, consisting of 100% restricted stock units in Butterfly Network, that (i) will be subject to the terms of the grant documents therefore, (ii) subject to continued service and the specific terms of your grant. The RSUs will vest over a four-year period with the following schedule: 25% on the one-year anniversary of the grant date, and 6.25% quarterly thereafter.

You will be eligible to participate in Butterfly’s long term incentive program, established and approved by the Compensation Committee of the Butterfly Board of Directors (the “LTIP”). It is currently expected that you will receive annual grants under the LTIP.

Butterfly Network recognizes the need for employees to take time away from the office to creatively recharge. We also believe in taking personal responsibility for managing our own time, workload and results. For these reasons our Flexible Paid Time Off (FPTO) policy affords eligible employees the flexibility to be given an indeterminate amount of paid time off from work for vacation, personal or family obligations and other personal requirements, subject to the requirements of the policy, including advance notice and prior approval in Butterfly Network’s discretion. In no event will any employee be compensated for unused vacation time. You will also be eligible to participate in medical and other benefit plans in accordance with the rules and eligibility of those plans currently in effect. Health insurance shall commence on your start date.

Further, while we expect you to remain with Butterfly Network for a long time, this letter is not an employment contract and you will be an at-will employee.

This letter is subject to successful completion of a background check and upon the completion of references. By signing this letter, you authorize Butterfly Network to conduct such background check.

Butterfly Network considers the protection of its confidential information, proprietary materials and goodwill to be extremely important. As a condition of this offer of employment, you are required to sign Butterfly Network’s Non- competition/Non-solicit, Confidentiality and Intellectual Property Agreement.

Please note this offer will expire on March 23, 2022, unless accepted by you in writing prior to such date.

We appreciate your exceptional talent and are very excited about you joining our growing and dynamic team at Butterfly Network. We firmly believe that Butterfly Network offers a unique combination of emotional, intellectual, and interpersonal stimulation that will be truly enjoyable. As a member of our growing team you will be in the rare position of helping to shape the culture and direction of our organization. We have tremendous opportunities ahead of us, and I am confident you have the expertise required to help us achieve our objectives. If you have any questions regarding this offer, the position, or the company’s benefits programs, please do not hesitate to reach out.

Kindest,

Butterfly Network, Inc.

By: /s/ Todd Fruchterman, MD, PhD

Name: Todd Fruchterman, MD, PhD

Title: CEO and President

ACCEPTED AND AGREED:

Signature: /s/ Tamara Dillon

Name: Tamara Dillon

BUTTERFLY NETWORK, INC.

AMENDED AND RESTATED NONEMPLOYEE DIRECTOR COMPENSATION POLICY

(Adopted September 8, 2021, Amended June 17, 2022)

The Board of Directors (the “Board”) of Butterfly Network, Inc. (the “Company”) has approved the following Amended and Restated Nonemployee Director Compensation Policy (this “Policy”) to provide an inducement to obtain and retain the services of qualified persons to serve as members of the Company’s Board. The Policy establishes compensation to be paid to nonemployee directors of the Company.

Applicable Persons

This Policy shall apply to each director of the Company who is not an employee of the Company or any Affiliate (each, an “Outside Director”). “Affiliate” shall mean an entity which is a direct or indirect parent or subsidiary of the Company, as determined pursuant to Section 424 of the Internal Revenue Code of 1986, as amended.

Compensation

A.	Equity Grants
1.	Annual Grants

Each Outside Director shall be granted a number of Options and/or RSUs (defined below), as determined by the Compensation Committee of the Board, having an aggregate grant date value of $150,000, under the Company’s Amended and Restated 2020 Equity Incentive Plan or a successor plan (the “Equity Plan”), each year on the first business day after the Company’s annual meeting of stockholders (the “Annual Grant”); provided, however, that if there has been no annual meeting of stockholders held by the first business day of the third fiscal quarter, each Outside Director shall be granted such Annual Grant on the first business day of the third fiscal quarter of such year. The number of non-qualified stock options (“Options”) to purchase shares of the Company’s Class A common stock, par value $0.0001 per share (the “Common Stock”) shall be determined based on a Black-Scholes valuation method (rounded down to the nearest whole share). The number of restricted stock units (“RSUs”) granted shall be determined by dividing each such amount by the value of the Company’s Class A common stock, $0.0001 par value per share, as set forth by the New York Stock Exchange as of the close of the market ending on the grant date (rounded down to the nearest whole share).

2.	Initial Grants for Newly Appointed or Elected Directors

Each new Outside Director shall be granted, automatically and without any action on the part of the Board, under the Equity Plan, a number of restricted stock units (“RSUs”) (each RSU relating to one share of Common Stock, having an aggregate fair market value equal to $300,000, determined by dividing (A) $300,000 by (B) the closing price of the Common Stock on the New York Stock Exchange on the date of the grant (rounded down to the nearest whole share), on the first business day after the date that the Outside Director is first appointed or elected to the Board (the “Initial Grant” and, together with the Annual Grants, the “Outside Director Grants”).

3.	Terms of Outside Director Grants

Unless otherwise specified by the Board or the Compensation Committee at the time of grant, each Outside Director Grant shall: (i) vest, in the case of (A) an Annual Grant, at the end of the “Directors’ Compensation Year,” which shall be defined as the period beginning on the date of each regular Annual Stockholders Meeting (or the first business day of the third fiscal quarter, as applicable) and ending on the date of the next regular Annual Stockholders Meeting, subject to the Outside Director’s continued service on the Board through the applicable Directors’ Compensation Year, and (B) an Initial Grant, in equal annual installments over three years from the date of the grant, subject to the Outside Director’s continued service on the Board on the applicable vesting dates; and (ii) be granted under the Company’s standard form of agreement unless on or prior to the date of grant the Board or the Compensation Committee shall determine that other terms or conditions shall be applicable.

B.	Cash Fees
1.	Annual Cash Fees

Each Outside Director will receive an annual cash retainer fee in the amount of $50,000, and the following additional annual cash fees shall be paid to the Outside Directors serving on the Audit Committee, Compensation Committee, Nominating and Governance Committee and Technology Committee, as applicable (collectively, the “Annual Fees”).

of Board of Directors	for Chair	Members
Committee of Board of Directors	Annual Retainer Amount for Chair	Annual Retainer Amount for Other Members
Audit Committee	$20,000	$10,000
Compensation Committee	$15,000	$7,500
Nominating and Governance Committee	$10,000	$5,000
Technology Committee	$15,000	$7,500

2.	Payment Terms for All Cash Fees

Annual Fees payable to Outside Directors shall be paid quarterly in arrears as soon as practicable following the last business day of each fiscal quarter.

Following an Outside Director’s first election or appointment to the Board, such Outside Director shall receive his or her cash compensation prorated during the first fiscal quarter in which he or she was initially appointed or elected for the number of days during which he or she provides service. If an Outside Director dies, resigns or is removed during any quarter, he or she shall be entitled to a cash payment on a prorated basis through his or her last day of service that shall be paid as soon as practicable following the last business day of the fiscal quarter.

Expenses

Upon presentation of documentation of such expenses reasonably satisfactory to the Company, each Outside Director shall be reimbursed for his or her reasonable out-of-pocket business expenses incurred in connection with attending meetings of the Board and Committees thereof or in connection with other business related to the Board. Each Outside Director shall abide by the Company’s travel and other expense policies applicable to Company personnel.

Amendments

The Compensation Committee or the Board shall review this Policy from time to time to assess whether any amendments in the type and amount of compensation provided herein should be adjusted in order to fulfill the objectives of this Policy.

Exhibit 31.1

CERTIFICATIONS UNDER SECTION 302

I, Todd M. Fruchterman, M.D., Ph.D., certify that:

1. I have reviewed this quarterly report on Form 10-Q of Butterfly Network, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 3, 2022

/s/ Todd M. Fruchterman, M.D., Ph.D.
Todd M. Fruchterman, M.D., Ph.D.
President and Chief Executive Officer

Exhibit 31.2

 CERTIFICATIONS UNDER SECTION 302

I, Heather C. Getz, CPA, certify that:

1. I have reviewed this quarterly report on Form 10-Q of Butterfly Network, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 3, 2022

/s/ Heather C. Getz, CPA
Heather C. Getz, CPA
Executive Vice President and Chief Financial Officer

Exhibit 32

CERTIFICATIONS UNDER SECTION 906

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), each of the undersigned officers of Butterfly Network, Inc., a Delaware corporation (the “Company”), does hereby certify, to such officer’s knowledge, that:

The Quarterly Report for the quarter ended June 30, 2022 (the “Form 10-Q”) of the Company fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and the information contained in the Form 10-Q fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: August 3, 2022	/s/ Todd Fruchterman, M.D., Ph.D.
Todd Fruchterman, M.D., Ph.D.
President and Chief Executive Officer

Dated: August 3, 2022	/s/ Heather C. Getz, CPA
Heather C. Getz, CPA
Executive Vice President and Chief Financial Officer